January 15, 2010
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Ms. Kathleen Collins and Ms. Megan Akst
Re: RightNow Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 6, 2009
Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)
Form 8-K/A dated December 3, 2009 File No. 000-31321
Dear Ms. Collins and Ms. Akst:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated January 4, 2010 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ending December 31, 2008 (“Form 10-K”), Executive Compensation incorporated by reference from Definitive Proxy Statement on Schedule 14A (“Proxy”), and Form 8-K/A (“Form 8-K/A”) of RightNow Technologies, Inc., a Delaware corporation (“we”, “us”, “our”, or “the Company”). The responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Capitalized terms not otherwise defined herein have the meaning given to them in the Form 10-K, Proxy and Form 8-K/A, as applicable.
Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 25
1.	We note from your response to prior comment 3 that bookings are firm orders to deliver software and services in the future. While we further note your intent to disclose unbilled deferred revenue backlog on an annual basis in your future Forms 10-K, tell us what consideration you have given to also including these disclosures in your quarterly reports on Forms 10-Q. In this regard, we note management monitors this metric and has discussed bookings (closed contract value in a given quarter) in your earnings calls since Q4 2008 and therefore, it would seem appropriate to include a discussion of such metric in your MD&A disclosures pursuant to the guidance in SEC release 33-8350.
Company Response: We advise the Staff that on a quarterly basis in our future Forms 10-Q, we will disclose and include a discussion of our backlog amounts in our MD&A pursuant to the guidance in SEC Release 33-8350.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)
Compensation Discussion and Analysis
Compensation Components and Process, Page 18
2.	It remains unclear from your response to prior comment 7 and the disclosure in your filing how the external market data from published surveys and from your “peer companies” affects compensation decisions for your named executive officers. You state that your compensation committee uses benchmarking as a “reality check,” and that the committee “does not target compensation to fall within a specified range against the benchmarks, either for an individual officer or for the executive officers as a group.” Please clarify the nature of the “benchmarks” to which you refer, for overall compensation and for any applicable material element of compensation, and describe more specifically how the committee’s consideration of external market data translates into actual pay determinations. In addition, elaborate to explain how the compensation committee utilizes the market data as a “reality check,” if it does not target compensation to fall within a benchmarked range. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Compliance and Disclosure Interpretations of Regulation S-K.

For example, we note that page 21 of your proxy statement discloses that base salaries for 2008, 2007, and 2006 for each of your executive officers other than Mr. Gianforte were increased based in part on “compensation paid by [y]our market peer companies.” Please state where your executive officers’ base salaries fell as compared to the external market data, and explain how this comparison, as well as the other factor(s) considered, influenced the compensation committee’s decision to adjust salaries in the amount that it did. We note the statement in your response that the committee does not consider benchmarking exclusively in making compensation decisions; you should nonetheless provide substantive analysis and insight into how the committee determined the amount to pay for each material element of compensation, addressing each consideration that was material to the committee’s decision-making process.
Company Response: In our prior response, we used the term “benchmarking” to refer to the process by which our compensation committee compares compensation components to market data. The objective of this process is to gain a general understanding of compensation practices at other companies for the same or similar positions, rather than to identify a target or benchmark range of payment. The data that our compensation committee used derives from blending survey compensation data from three databases (Culpepper, Radford, and Watson Wyatt) in the manner described in the Proxy for each relevant year.

The compensation committee identifies for each officer and for each compensation component where compensation falls against the survey data. The peer data provides a secondary source of information. Peer data is compared to the survey data as a means of validating the former. The survey data is one source of information only. The compensation committee also takes into account the executive’s compensation history, his or her level of experience, and his or her performance during the previous year. The compensation committee’s objective in setting executive compensation is not to target a specific benchmark, but to attract, motivate and retain our executives with competitive compensation practices. The survey data provides a reality check in the sense that all compensation decisions are made consciously with full knowledge of pay practices in peer companies and in the relevant comparable market and with a view towards making sure that our overall pay practices are not completely outside the universe of the surveys taken as a whole.
Survey data provided to our compensation committee indicated that the base salaries of executive officers were in the range of 80-122% and 76-109% of the market median in 2007 and 2008, respectively. The committee used this information as a data point combined with the other information described above in determining base salary increases. The change in competitive positioning when compared to the previous year was influenced significantly by a change in the makeup of the executive officers in 2008.
Form 8-K/A Filed December 3, 2009
3.	We note that in response to our prior comment 11 you filed a Form 8-K/A on December 3, 2009, which included the audit opinion of Gordon, Hughes & Banks LLP for the audit of HiveLive’s December 31, 2007 financial statements. Please revise to include the consent of Gordon, Hughes & Banks LLP allowing for the use of their audit opinion in the amended 8-K, as filed.
Company Response: We filed an updated consent dated December 3, 2009 from Gordon, Hughes and Banks, LLP, independent auditors for HiveLive, Inc., on Form 8-K/A Amendment No. 3 on January 13, 2010.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Any comments or questions concerning our response should be directed to the undersigned at (406) 522-2941 (phone) or (406) 522-2908 (facsimile).
Thank you for your assistance in this matter.
Sincerely,
RIGHTNOW TECHNOLOGIES, INC.

/s/ Jeffrey C. Davison
Jeffrey C. Davison
Chief Financial Officer, Vice President and, Treasurer, (Principal Financial and Accounting Officer)